SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Uber Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[The reference is to an article by The Verge, available at https://www.theverge.com/2020/5/6/21249131/uber-layoffs-coronavirus-pandemic-cost-cutting-ceo-salary]

[This reference is to an article by Reuters available at https://www.reuters.com/article/us-uber-results/uber-sees-encouraging-signs-in-reopening-markets-posts-2-9-billion-loss-idUSKBN22J39R]